AQUATIC CELLULOSE INTERNATIONAL CORP.
331 4th Street • Salmon Arm, British Columbia • Canada • V1E 4P2
Phone: 250-833-1985                                           Fax: 250-833-1954
Email: valorenergy@sunwave.net

March 31, 2008

Andrew Schoeffler
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	Aquatic Cellulose International Corporation Preliminary Information Statement on Schedule 14C Filed April 24, 2007 File No. 000-27063

Dear Mr. Schoeffler,

Please note the following Answers to your comment letter of July 20, 2007. For ease of reference we have included your original comment followed by our Answer.

General

1.	Please disclose the information required by Item 3 of Schedule 14C

ANSWER:  The Schedule 14C has been amended to reflect all information required by Item 3 of Schedule 14C. Specifically, the Schedule 14C has been amended to indicate that the Company has no knowledge of any director of the Company who intends to oppose any action to be taken by the company at the meeting.

2.
We note your response to the comment in the second bullet point of comment 1 from our letter dated May 11, 2007.  Please disclose the information required by paragraphs (b) and (d) of Item 11 of Schedule 14A.

ANSWER: The Schedule 14C has been amended to reflect all of the information required by paragraphs (b) and (d) of Item 11 of Schedule 14A. Specifically, the Schedule 14C has been amended to indicate that additional 9,900,000,000 shares of common stock to be authorized shall share the same rights as the common shares currently authorized by the company. Additional, the Schedule 14C has been amended to reflect the reasons for the authorization of these shares as well as the general effects upon the existing security holders. The Company’s obligations pursuant to the various convertible debentures outstanding have been disclosed in more detail.

3.
We note your response to comment 2 from our letter dated May 11, 2007.  Please disclose the information required by Item 7 of Schedule 14A.  In addition, please describe the plan of reorganization, including disclosing the information set forth in your response.

ANSWER: This section has been revised to disclose the information required by Item 7 of Schedule 14A, as well as the plan of reorganization as set forth in our previous response.

4.	We reissue comments 49 and 51 from our letter dated November 8, 2005, as you have not provided responses.

Prior Comment 49: Disclose whether you have current plans to use the increase in authorized shares in order to acquire a specific business or assets. If so, you should include the information required by item 14 of Schedule 14A with regard to such an acquisition.

ANSWER: The Schedule 14C has been amended to more clearly disclose the purpose for the increase in the amount of authorized shares. Specifically, the authorization of additional shares is necessary to fulfill our obligations under various convertible debentures as we are currently unable to fulfill our obligations under these agreements because we have an insufficient number of Common Shares to issue the shares underlying the notes. Under these agreements, if the Company fails to obtain the shareholder approval necessary to increase the number authorized shares within thirty (30) days following the date on which the number of required reserve shares exceeds the authorized and reserved shares, the Company may be required to pay to the Investors liquidated damages of three percent (3%) of the outstanding amount of the Debentures per month plus accrued and unpaid interest on the Debentures, prorated for partial months, in cash or shares at the option of the Investors. To date, the Investors have not required that such liquidated damages be paid, however they may elect to so require at any time.

Additionally, we filed a Certificate of Designation with the State of Nevada on April 3, 2007 that allows for the conversion of Series A Convertible Preferred Stock into common shares. Of the 5,000,000 authorized Series A shares, 2,007,194 have waived their right to conversion leaving 2,992,806 unissued that could, if issued in the future, convert to Common Stock. This requires that we increase the authorized common stock in order to allow for a share reserve for this conversion.

Of the intended increase to 10,000,000,000 total authorized Common Shares, 100,000,000 shares are currently issued and outstanding, 182,561,166 shares shall be held in reserve for the conversion from Series A Convertible Preferred Stock, 3,399,837,333 shares shall be held in reserve for the issuances to Investors under the terms of the Securities Purchase Agreements, and 6,317,601,501 shares shall be available for any additional stock issuances by the Company. Should our share price decline, the 3,399,837,333 shares we intend to reserve to satisfy our outstanding convertible notes may not be sufficient. Therefore, the 6,317,601,501 shares which shall remain available to the company may be utilized to further meet conversion demands. As of the date of the Information Statement the company has no plans to use the residual 6,317,601,501 shares in order to acquire a specific business or assets.

Prior Comment 51: Revise this section to disclose whether 3,000,000,000 authorized shares will be enough to cover your obligations to issue common shares if the price of your stock falls further. Update this section with regard to the stock price as of the most recent date practicable.

ANSWER:  The Schedule 14C has been amended to more clearly disclose whether the company will be able to cover our obligations to issue common shares should our stock price fall further. Specifically, the Schedule 14C has been amended to disclose that we will effect an increase to 10,000,000,000 shares and that upon the increase in the authorized shares and as per the terms of the Agreement, we intend to reserve 3,399,837,333 shares to satisfy the conversion of the outstanding convertible notes. However, because our share price may decline further, the 3,399,837,333 shares we intend to hold in reserve may not be sufficient to satisfy the conversion of the outstanding convertible notes. For example, should our share price decline by 25% ( to $0.00375 ) we would need 4,429,597,333 shares to satisfy the conversion of our outstanding convertible notes. Should our share price decline by 50% ( to $0.0025 ) we would need 6,489,117,333 shares to satisfy the conversion of our outstanding convertible notes. Should our share price decline by 75% ( to $0.00125 ) we would need 12,667,667,333 shares to satisfy the conversion of our outstanding convertible notes. Should our share price decline, the 3,399,837,333 shares we intend to reserve to satisfy our outstanding convertible notes may not be sufficient. Therefore, the 6,317,601,501 shares which shall remain available to the company may be utilized to further meet conversion demands.

5.
We note the reference in the first sentence of the first paragraph to Form 10-K and Form 10-Q.  It does not appear that you file these Exchange Act reports but rather you file Forms 10-KSB and 10-QSB.  Please revise accordingly.

ANSWER:  The Schedule 14C has been revised correctly indicate that the company files Exchange Act reports on Forms 10-KSB and 10-QSB.

6.	We note the disclosure in the second and third paragraphs and have the following comments.

-	please relocate this disclosure to the last page of the information statement as required by paragraph (c)(2) of Item 13 of Schedule 14A.
-
Please be advised that you may not incorporate by reference unless the incorporated document is delivered with the information statement.  As such, the Form 10-QSB must be delivered with the information statement.  Please revise accordingly. Please refer to paragraph (b)(2) of Item 13 of Schedule 14A.

-	Please clearly disclose that the Form 10-KSB is incorporated by reference into the information statement.

ANSWER:  The Schedule 14C has been amended and the disclosure has been relocated to the last page of the information statement.  Both the Form 10-KSB and Form 10-QSB have been incorporated by reference and delivered with the information statement.

7.
We note the disclosure in the third paragraph on page 5.  Please revise to disclose the material terms of the convertible debentures and warrants, as well as the terms of the securities purchase agreement.

ANSWER:   The Schedule 14C has been revised to include all of the material terms of the convertible debentures and warrants as well as the terms of the securities purchase agreement. Specifically, the following language can now be found in the Schedule 14C under the heading Purpose for the Proposal:

Specifically, we must increase the authorized shares in order to fulfill our obligations under various convertible debentures. On September 30, 2000, we issued two convertible debentures of $240,400 in cash each for an aggregate of $480,800. On March 14, 2001 we issued two convertible debentures of $50,000 in cash each for an aggregate of $100,000. On December 31, 2001 we issued two convertible debentures of $100,000 in cash each for an aggregate of $200,000. On March 19, 2004, we entered into a Securities Purchase Agreement with AJW QUALIFIED PARTNERS, LLC, AJW OFFSHORE, LTD., and AJW PARTNERS, LLC, (“Investors”). Under this agreement, Investors agreed to purchase (i) 10% convertible debentures of the Company, in the aggregate principal amount of Nine Hundred Thousand Dollars ($900,000), convertible into shares of common stock, par value $.001 per share, of the Company; and ii) warrants to purchase Nine Hundred Thousand (900,000) shares of Common Stock. On March 22th, 2004, we issued three convertible debentures of $433,333, $433,334 and $33,333 respectively, in cash each for an aggregate of $900,000. On August 6, 2004 we entered into a Securities Purchase Agreement with AJW QUALIFIED PARTNERS, LLC, AJW OFFSHORE, LTD., AJW PARTNERS, LLC and NEW MILLENIUM CAPITAL PARTNERS II, LLC, (“Investors”). Under this agreement, Investors agreed to purchase (i) 10% convertible debentures of the Company in the aggregate principal amount of Two Hundred Fifty Thousand Dollars ($250,000) convertible into shares of common stock, par value $.001 per share, of the Company, upon the terms and subject to the limitations and conditions set forth in such Debentures and (ii) warrants to purchase Two Hundred Fifty Thousand (250,000) shares of Common Stock (the "WARRANTS"). Both of these agreements provide if at any time the number of shares of Common Stock authorized and reserved for issuance is below the amount to be reserved for the Investors under the terms of the Agreements, the Company will promptly take all corporate action necessary to authorize and reserve a sufficient number of shares.

All of the outstanding convertible debentures bear the following material terms: Any amount of principal or interest due under the debentures, which is not paid when due will bear interest at 15 percent per annum from the due date thereof until the amount is paid. The debentures issued prior to March 2004, are convertible, at the investors' sole option, into common shares at the lesser of $0.078 per share (fixed conversion price) or 75 percent of the average of the lowest three inter-day sales prices during the twenty days immediately preceding the conversion date.

During March 2004 and August 2004, the Company issued a $900,000 and $250,000, respectively, of convertible notes and warrants. Convertible debentures payable bear interest at 10 percent, due on a quarterly basis, and are secured by a first priority interest in the Company's assets. Any amount of principal or interest due under the debentures, which is not paid when due will bear interest at 15 percent per annum from the due date thereof until the amount is paid. These debentures are convertible, at the investors' sole option, into common shares at the lesser of $0.004 per share (fixed conversion price) or 75 percent of the average of the lowest three inter-day sales prices during the twenty days immediately preceding the conversion date.

On April 29, 2007, the Company and the investors agreed to increase the discount percentage on the notes from 70% to 75%. If, at any time, the Company issues or sells any shares of common stock for no or below market consideration (dilutive issuance), then immediately upon the dilutive issuance, the fixed conversion price will be reduced to the amount of the consideration per share received by the Company in such dilutive issuance. The number of common shares issuable upon the conversion of the debentures is limited to 4.9 percent in beneficial ownership by the debenture holders and its affiliates of the outstanding shares of common stock. Once the maximum amount of common shares has been issued, in lieu of any further right to convert the debentures, the Company shall pay to the debenture holder, an amount equal to 130 percent of the then outstanding principal amount of the debenture plus accrued and unpaid interest and other related charges within fifteen business days of the maximum conversion date. If the Company exercises its right to prepay the debentures, the Company will make payment to the debenture holders in an amount equal to 150 percent of the sum of the then outstanding principal amount of the debentures plus accrued and unpaid interest on the unpaid principal amount of the debenture to the optional prepayment date plus any other related penalties. The debentures do not automatically convert to common shares on their due dates.

8.	We note the disclosure in the second to last paragraph on page 5. Please disclose the amount of liquidated damages and the number of shares issuable in payment of these damages.

ANSWER: The Scheduled 14C has been revised to disclose that should the Investors demand payment pursuant to the liquidated damages clause, the company would be required to pay $383,185 in liquidated damages or an additional 102,182,667 shares of company stock, accounting for the 25% discount to the company’s share price as of the date of this Information Statement.

9.
We note the disclosure in the last paragraph on page 5.  Please confirm that you have no obligations to issue shares of common stock, other than as disclosed in this paragraph.  In this regard, we note the potential liquidated damages.

ANSWER:  The Schedule 14C has been revised to better clarify that, other than the obligations disclosed specifically in the Schedule 14C, the company has no obligation to issue shares of common stock. The Schedule 14C has been amended to disclose the potential for an issuance of common stock in connection with the Investor’s right to liquidated damages under the specific terms of the debentures and Share Purchase Agreement.

10.
We note the disclosure on page 6 regarding the series A preferred stock.  Please describe in greater detail the transactions in which the series A preferred stock were issued.  In this regard, please disclose the information set forth in your response to the first bullet point of comment 1 from our letter dated May 11, 2007.  In addition, we note that certain of the shares were issued in settlement.  Please briefly describe the original transactions related to this settlement.

ANSWER: The Schedule 14C has been revised to disclose the information set forth in our response to the first bullet point of comment 1 from the May 11, 2007 comment letter issued by the SEC. Additionally, the Schedule 14C has been amended to disclose the original transactions relating to the settlement issuance of the Series A Preferred Stock.

11.
We note your response to prior comment 4.  Please be advised that we are still reviewing your responses with regard to the comments on the Exchange Act reports and may have additional comments upon the completion of our review.

ANSWER:  We understand that the SEC is still reviewing our previous responses regarding the Exchange Act reports and that additional comments may be forthcoming.

12.
We note that the evaluation was conducted as of September 30, 2006.  However, the evaluation required by Item 307 of Regulation S-B must be conducted as of the end of the period covered by the report.  Please advise.  Refer to Item 307 of Regulation S-B.  Please also comply with this comment in each of your quarterly reports on Form 10-QSB for the quarters ended August 31, 2006, November 30, 2006, and February 28, 2007.

ANSWER:  We have filed amended reports for each of these periods in which we have addressed this comment. It is our intention going forward that all future reports shall comply with the Disclosure Controls and Procedures requirements of Item 307 of Regulation S-B.

13.	Please revise the cover page of each Form 10-QSB to reference the correct file number. In this regard, we note that the file number appears to be 0-27063 and not 0-21384.

ANSWER:  We have filed amended reports with regard to each of these 10-QSB reports in which the file number has been corrected to read 0-27063.

14.
Please revise to disclose the information required by Item 308(c) of Regulation S-B for the respective period of each report.  In this regard, we note that each report currently discusses events that occurred in May 2006.

ANSWER: We have filed amended reports with regard to each of these 10-QSB reports in which we have addressed this comment. It is our intention going forward that all future reports shall comply with the Changes in Internal Control Over Financial Reporting disclosure requirements of Item 308(c) of Regulation S-B.

Very truly yours,

Aquatic Cellulose International Corporation

By:_/s/  Sheridan B. Westgarde____
SHERIDAN B. WESTGARDE